Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 1, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on February 1, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 31, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
February 1, 2007	Name: Title:	Wan Feng Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)

ANNOUNCEMENT

The board of directors of China Life Insurance Company Limited (“Company”) has accepted Mr. Wu Yan’s application to resign as president of the Company and resolved to authorise Mr. Wan Feng, executive director and vice president of the Company, to take charge of the daily operation and management of the Company.

Reference is made to the Company’s announcement dated 26 January 2007.

The board of directors of the Company (“Board”) announces that at a meeting of the Board held on 31 January 2007, the Board accepted Mr. Wu Yan’s application to resign as president of the Company. At the same Board meeting, the Board also resolved to authorise Mr. Wan Feng, executive director and vice president of the Company, to take charge of the daily operation and management of the Company.

The Board would like to take this opportunity to thank Mr. Wu for his contribution to the Company during his tenure of office.

By order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors: Yang Chao, Wan Feng
Non-executive Directors: Shi Guoqing, Zhuang Zuojin
Independent non-executive Director: Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 31 January 2007